FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: July 12, 2005

                                                                                                                                                     By:

                                                                                                                                                    "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS HOMECARE REPORTS Q1 REVENUE INCREASES

•

AMS reports Earnings of $299, 602 dollars for Q1

VANCOUVER, British Columbia, July 12, 2005—AMS Homecare Inc. (OTCBB: AHCKF) today reported Net sales for the three months ended May 31, 2005 increased by $56,560 to $2,017,075 compared to $1,960,515 for the same period last year.

The company recorded earnings before income taxes of $299,602 compared with earnings of $374,971 for the same period last year representing a decrease of $75,369.

Net working capital increased by $262,294 for the reporting period to $1,240,529 as compared to $978,235 as at February 28, 2005.  This increase is primarily attributable to an increase in accounts receivable from higher sales and is offset increases in the bank demand loan, payables, and taxes.

The Company reported the following subsequent events:

On July 5, 2005, the company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the company to further its vision of providing improved security and monitoring Healthcare facilities.

On July 11, 2005, the company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights will allow the company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing the state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.